July 19, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 4561

Re:	PNY Technologies, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-112492
Filed March 31, 2004
Ladies and Gentlemen:
         PNY technologies, Inc. (the “Company”) requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of its Registration Statement on Form S-1 (File No. 333-112492) filed on February 4, 2004 and amended on March 31, 2004 (the “S-1 Registration Statement”). The Company has elected not to proceed with the offering due to unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the S-1 Registration Statement was not declared effective by the Securities and Exchange Commission (the “Commission”) and none of the Company’s securities were sold pursuant to the S-1 Registration Statement.
         If you have any questions, please call Mark Ciano of PNY Technologies at (973) 560-5596 or Barbara L. Becker at Gibson, Dunn & Crutcher LLP at (212) 351-4062.

Sincerely,

PNY TECHNOLOGIES, INC.

By:	/s/ Gadi Cohen

Title:	President and
Chief Executive Officer
PNY Technologies, Inc. ▪ 299 Webro Road ▪ Parsippany, NJ 07654 ▪ (973) 515-9700